

25003025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67502

SEC Mail Processing
MAR 2 8 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                   MM/DD/YY   MM/DD/YY

A.

REGISTRANT IDENTIFICATION

NAME OF FIRM: **XMS CAPITAL PARTNERS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 N. CLARK STREET, STE 2440
(No. and Street)

CHICAGO	**ILLINOIS**	**60654**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole Duddleston	**312-262-5647**	**nicole@xmscapital.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Ste 201	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Theodore Brombach _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XMS Capital Partners, LLC _____, as of December 31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA BAILEY
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 13, 2025

Signature: *Theodore J. Brombach*

boxSIGN   1XRZ6YZ6-1XQW2653

Title: Managing Partner

Samantha Bailey 3/19/25
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition,
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
XMS Capital Partners, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of XMS Capital Partners, LLC and Subsidiaries (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as XMS Capital Partners, LLC and Subsidiaries's auditor since 2013.

DeHaan Siauodta William & Sandoag LLP

Frankfort, Illinois
March 19, 2025

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Current Assets

Cash and cash equivalents	$ 5,717,961
Receivables:	
Accounts receivable	310,625
Due from related parties	6,383,712
Investments in common stock, at fair value	1,859,567
Investments in limited liability company, at fair value	47,903
Stock options in private companies	51,150
Right of use assets	576,023
Prepaid expenses and deposits	163,473
Total Current Assets	15,110,414

Property and Equipment

Vehicles	116,343
Leasehold improvements	31,917
Office equipment	120,982
Furniture and fixtures	98,015
Less: accumulated depreciation and amortization	(266,339)
Net Property and Equipment	100,918
TOTAL ASSETS	**$ 15,211,332**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$ 99,746
Deferred revenue	1,888,950
Current portion of operating lease liability	210,104
Total Current Liabilities	2,198,800

Long-Term Liabilities

Lease liabilities	373,450
Total Long-term Liabilities	373,450
Member's Equity	**12,639,082**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 15,211,332**

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

1 - Nature Of Business

XMS Capital Partners, LLC ("XMS") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). XMS serves clients in the United States and abroad.

XMS was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

XMS amended its membership agreement with FINRA on April 4, 2022 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

In 2013, XMS created a wholly-owned subsidiary, XMS Capital Partners UK Limited (UK Subsidiary), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

XMS Holdings, LLC was created on April 20, 2016 and is owned by the two members who owned XMS Capital Partners, LLC. XMS Holdings, LLC owns XMS Capital Partners, LLC and its subsidiaries and it owns XMS Asset Management, LLC which owns XA Investments, LLC.

2 - Summary Of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiary, XMS Capital Partners UK Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation is computed using the straight-line method over the estimated useful lives of the vehicles, office equipment, furniture and fixtures, which range from five to ten years. Leasehold Improvements are amortized over the lesser of the lease term or useful life.

No provision for federal taxes on income is required since the member reports its proportionate shares of taxable income in its respective income tax returns. The Company is subject to certain state taxes.

In accordance with GAAP, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit

2 - Summary Of Significant Accounting Policies cont.

of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2024.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2021.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses reported on the income statement. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company's investments in limited liability companies are stated at fair value at December 31, 2024.

Revenues are recognized when the control of performed services is transferred to customers in an amount that reflects consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements. The company reviews its amortization policies for revenue on an annual basis.

Success Fee Revenue
Success Fee revenue represents fees charged to client when an engagement has come to a close within terms of the engagement letter agreed upon with the client. The revenues are recorded on the closing date of the transaction.

Consulting Fee Revenue
Consulting Fee revenue represents fees charged to clients when an engagement has come to a close within terms of the engagement letter agreed upon with the client.

Retainer Fee Revenue
Retainer fee revenue represents fees charged to clients for an ongoing investment advice or monthly analysis being completed leading up to a success fee. Revenue on retainer fees are recognized in accordance with the terms of the engagement letter. Retainer fees often are halted if the specified engagement is not being worked on during a particular month and will remain halted until work resumes on the specified project noted per the engagement letter with the client. At December 31, 2024 there was $1,888,950 in deferred revenue.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20 required the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the assets amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable. The Company estimates expected credit losses over the life of the financial assets of the reporting date based on relevant

2 - Summary Of Significant Accounting Policies cont.

information about past events, current conditions and reasonable and supportable forecasts. Management has determined $0 allowance for credit loss is needed as of December 31, 2024.

In February 2016, the FASB issues ASU 842, Leases, which requires lessees to recognize most lease on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provision of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability of $583,554 on the Statement of Financial Condition at the beginning of the respective leases. The standard did not materially impact operating result or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are including below.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory and private placements. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 63 percent of its total revenues from 3 external customers in 2024.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States, and two in London, England and has credit risk for balances in excess of federally insured limits. There are two functional currency of the cash accounts in London, England both in Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Sterling into U.S. dollars for the year ended December 31, 2024.

4 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs

4 - Marketable Securities And Fair Value Measurements cont.

because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements

The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	Cost	Unrealized Gain/(Loss)	Fair Value
Cellectar Biosciences	$ 150,000	$ (147,000)	$ 3,000
Exact Sciences	15,537	3,230	18,767
Riot Blockchain	2,221,200	(383,400)	1,837,800
Total	$ 2,386,737	$ (527,170)	$ 1,859,567

Level 3 valuation

The value of investments in stock options are shown below are based on inputs to the valuation methodology that are unobservable and significant to the fair value measurement provided at the end of the year by the issuer.

	Total	Unrealized (Loss)	Value
NX Prenatal Grant Options	51,150	$ 0	51,150
Total	$ 51,150	$ 0	$ 51,150

Level 3 valuation

The value of investments in private companies are shown below is based on the valuation of shares held by the Company at the end of the year by issuer.

	Total	Unrealized Gain (Loss)	Value
Konza Ventures (Seed CX)	$ 49,272	$ (1,369)	$ 47,903

5 - Lease Commitments

The Company leases office space in Chicago, Illinois under an operating lease agreement expiring May 31, 2027. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of Credit is provided by National Bank of Commerce. Rent expense, including the operating and tax expenses, was $240,667 for the year ended December 31, 2024.

The Company leases office space in Boston, Massachusetts under a membership agreement expiring March 31, 2025. Rent Expense was $24,513 for the year ended December 31, 2024.

The Company leases office space in Del Ray Beach, Florida under a membership agreement expiring March 1, 2025. Rent Expense was $20,766 for the year ended December 31,2024. This lease will not be renewed.

The Company leases office space in Dallas, Texas under a membership agreement expiring December 31, 2025. Rent expense was $14,798 for the year ended December 31, 2024.

XMS Capital Partners UK Limited leases office space in London, England under a membership agreement expiring August 2025. Rent Expense was $31,017 for the year ended December 31, 2024.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded form lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in right of use (ROU) assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

Other information related to leases at December 31, 2024:

Supplemental cash flow information:
        Cash paid for amounts included in the measurement of lease liabilities:

            ROU assets obtained in exchange for lease obligations:
                Operating leases $793,657

            Reductions to ROU assets resulting from reductions to lease obligations:
                Operating leases $217,635

5 - Lease Commitments cont.

Weighted average remaining least term:
Operating leases – 3 years

Weighted average discount rate:
Operating leases – 8.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications, or reassessments. Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024 are as follows:

Year Ended December 31,	Total
2025	263,777
2026	271,698
2027	115,811
Total undiscounted lease payments	651,286
Imputed Interest	(67,732)
Total lease liabilities	$ 583,554

The total expense for the year ended December 31, 2024 relating to the office lease was $240,667.

6 - Letter of Credit

In March of 2024, the Company entered into an unsecured letter of credit with National Bank of Commerce for $120,000. The letter of credit bears interest at 5.00% with an expiration date of March 2, 2025. At December 31, 2024, no amounts have been drawn on the letter of credit. In December of 2024 the Company renewed the letter of credit with the same terms and an expiration date of March 2, 2026.

7 - Defined Contribution Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. As of December 31, 2024, the employer contributions totaled $79,822

8 - Commitments

The Company has made discretionary distributions in January 2025 in the amount of $1,400,000 to the members for estimated tax payments due for the tax year 2024.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

9 - Related Party Transactions

The Company has related party transactions with its affiliate XA Investments, LLC ("XAI"). XA Investments, LLC is a subsidiary of XMS Holdings, LLC, which is the parent company to XMS Capital Partners, LLC. The transactions are primarily comprised of advances for payroll, rental space expense and various office expenses. As of December 31, 2024, the amount due was $5,041,100. XAI has been generating revenue as of October 2017.

The Company has related party transactions with XMS Holdings, LLC. XMS Holdings, LLC is the parent company to XMS Capital Partners, LLC. As of December 31, 2024 the amount due was $1,342,612.

10 - Net Capital Requirements

Net Capital Requirements are only calculated on XMS Capital Partners, LLC USA entity. XMS Capital Partners LLC USA is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). XMS Capital Partners USA's net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $107,277. As of December 31, 2024, XMS Capital Partners USA had net capital of $3,078,971 as calculated in accordance with Rule 15c3-1, which was $3,071,819 in excess of its required net capital. XMS Capital Partners USA's aggregate indebtedness to net capital ratio was 0.03 to 1.

11 - Subsequent Events

The Company has evaluated events through the report date, which is the date the consolidated financial statements were available to be issued.